Exhibit 99.1

CHARTERED SEMICONDUCTOR MANUFACTURING LTD - RESULTS OF THE SEVENTEENTH ANNUAL GENERAL MEETING HELD ON APRIL 28, 2005

Chartered Semiconductor Manufacturing Ltd (the “Company”) is pleased to inform that at its Seventeenth Annual General Meeting (“AGM”) of shareholders held at
11.00 a.m. today, all the resolutions set forth in the Notice of AGM dated
March 28, 2005 were duly approved and passed by the shareholders of the
Company.

Submitted by:
Looi Lee Hwa Company Secretary